

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Thomas F. Cherry
President and Chief Executive Officer
C & F Financial Corporation
3600 La Grange Parkway
Toano, VA 23168

Re: C & F Financial Corporation
Registration Statement on Form S-3
Filed December 18, 2024
File No. 333-283895

Dear Thomas F. Cherry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Susan S. Ancarrow, Esq.